Concordia International Corp. Announces Second Quarter 2018 Results
- Also Announces Executive Leadership Transition -

•	Second quarter 2018 revenue of approximately $139 million

•	Second quarter 2018 GAAP net loss of $180 million

•	Second quarter 2018 Adjusted EBITDA[1] of approximately $67 million

•
Generated cash flow from operations of approximately $84 million in the first six months of 2018 and concluded the second quarter of 2018 with a cash balance of $306 million, which includes $46 million of restricted cash

MISSISSAUGA, ON. – August 8, 2018 – Concordia International Corp. (“Concordia” or the “Company”) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, today announced its financial and operational results for the three and six months ended June 30, 2018. All financial references are in U.S. dollars unless otherwise noted.

“Concordia’s second quarter results were in line with management’s forecasts,” said Graeme Duncan, Chief Executive Officer of Concordia. “During the quarter, the Company also made important progress towards the completion of its recapitalization transaction and alignment of its leadership team. I believe with great conviction that a stronger capital structure and aligned leadership team will provide us with the opportunity to become a leader in European specialty, off-patent medicines going forward.”

Concordia also announced today the appointment of Robert Sully as General Counsel effective August 31, 2018. Mr. Sully was previously General Counsel at AMCo and has deep experience in legal M&A as well as 14 years of litigation experience within Europe.

Mr. Sully will replace Francesco Tallarico, current Chief Legal Officer and Secretary of Concordia. Mr. Tallarico will continue in his role as Chief Legal Officer and Secretary, based in Mississauga, Canada, until August 31, 2018. Mr. Tallarico will remain with the Company in a transitory role until September 30, 2018.

“Francesco will be leaving the Company to pursue the next step in what I am sure will continue to be a very successful career,” continued Mr. Duncan. “On behalf of our board, I would like to thank Francesco, who has been a key part of the executive team since the Company’s inception and has been instrumental in leading the Company through to what we believe will be the successful closing of our recapitalization transaction. We are also delighted to welcome Rob to the executive team. He brings outstanding legal skillsets to Concordia and we look forward to working closely with him.”

Consolidated Second Quarter 2018 Financial and Operational Results

•	Reported second quarter revenue of $139.5 million, compared to $160.8 million for the second quarter of 2017, and $152.3 million for the first quarter of 2018.

•	GAAP net loss for the second quarter of 2018 of $180.0 million.

•	Reported second quarter Adjusted EBITDA[1] of $66.8 million, compared to $81.8 million for the second quarter of 2017, and $72.0 million for the first quarter of 2018.

•	Generated cash flows from operating activities of $83.9 million in the first six months of 2018, compared to $155.6 million during the same period in 2017.

•
As of June 30, 2018, the Company had a cash balance of $306 million, which includes $46.5 million of restricted cash; $44 million of the restricted cash represents cash held in escrow in connection with the Recapitalization Transaction (as defined below).

•
On June 26, 2018, Concordia announced that it obtained a final court order from the Ontario Superior Court of Justice (Commercial List) approving the Company’s plan of arrangement under the Canada Business Corporations Act (the “CBCA Plan”) pursuant to which it will implement its recapitalization transaction (the “Recapitalization Transaction”). The closing of the Recapitalization Transaction is expected to be completed on or about August 14, 2018, subject to the satisfaction or waiver of all other conditions to the CBCA Plan.

Second Quarter 2018 Segment Results
Concordia International segment’s revenue for the second quarter of 2018 was $106.7 million compared to $113.0 million in the first quarter of the 2018.

The sequential decline is primarily comprised of $2.1 million of foreign exchange losses arising from the weakening of the Great British Pound (“GBP”) against the U.S. dollar; $0.7 million lower revenue from Prednisolone; $0.6 million lower revenue from Propylthiouracil; and $0.6 million lower revenue from Carbimazole, partially offset by $1.1 million higher revenue from Flurbiprofen. The remaining decrease was primarily due to general competitive market pressures across the Concordia International segment's product portfolio.

Revenue for the second quarter of 2018 decreased by $8.7 million or 8%, compared to the corresponding period in 2017.

The year-over-year decrease was primarily attributable to ongoing competitive market pressures in the Company’s UK business, partially offset by the impact of the GBP strengthening against the U.S. dollar during the comparative period.

Concordia North America segment’s second quarter 2018 revenue of $32.8 million was 17% lower than first quarter 2018 revenue of $39.3 million primarily due to lower authorized generic product sales and lower sales from Photofrin®.

Revenue for the second quarter of 2018 decreased by $12.6 million or 28 per cent compared to the corresponding period in 2017. The decrease was primarily driven by continued competitive pressure on certain key products in the U.S. portfolio including Donnatal®, Plaquenil® AG and Lanoxin® AG.

Pipeline Update
In the second quarter of 2018, Concordia launched two new products into markets that have a current IMS estimated market value in excess of $85 million.

Concordia also has 25 products that have already been approved or are awaiting approval by the regulators. These products, if launched, are expected to compete in markets that have a current IMS estimated market value in excess of $179 million.

In addition, the Company currently has 19 products under development that are anticipated to launch in the next three to five years. These products, if launched, are expected to compete in markets that have a current IMS estimated market value in excess of $1.6 billion.

The Company believes that these products include several second-to-market or early-to-market opportunities for difficult-to-make products.

Additionally, Concordia has 15 products identified for potential development that if launched, are expected to compete in markets that have a current IMS estimated market value in excess of $390 million.

Therefore, in total, Concordia’s current pipeline is now comprised of approximately 59 products that could compete in markets that have a current IMS estimated market value of approximately $2.2 billion.

With its recently announced leadership transition, the Company will continue to evaluate the composition of its pipeline of medicines.

Consolidated Financial Results

	Three months ended		Six months ended
(in $000's, except per share data)	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017
Revenue	139,487	160,785	291,751	321,342
Gross profit	95,087	111,312	196,193	226,727
Gross profit %	68%	69%	67%	71%
Adjusted gross profit (1)	95,087	111,312	196,193	227,038
Adjusted gross profit % (1)	68%	69%	67%	71%
Total operating expenses	136,361	1,092,567	248,706	1,189,616
Operating loss for the period	(41,274)	(981,255)	(52,513)	(962,889)

Income tax expense (recovery)	(7,901)	(37,103)	(3,197)	(32,614)
Net loss for the period	(179,954)	(1,010,653)	(235,648)	(1,089,477)

Loss per share
Basic	(3.51)	(19.78)	(4.59)	(21.32)
Diluted	(3.51)	(19.78)	(4.59)	(21.32)

EBITDA (1)	(41,371)	(903,563)	53,132	(846,631)
Adjusted EBITDA (1)	66,781	81,808	138,805	166,050

Consolidated Results of Operations
Revenue for the second quarter of 2018 and year to date decreased by $21.3 million or 13%, and $29.6 million, or 9%, respectively, compared to the corresponding periods in 2017. These decreases were due to lower sales from both segments, partially offset by higher foreign exchange rates impacting translated revenues from the Concordia International segment.

The Concordia International segment revenue for the second quarter of 2018 decreased by $8.7 million, or 8%, when compared to the corresponding period in 2017 due to $15.4 million lower revenue primarily as a result of volume declines on key products including Liothyronine Sodium, Levothyroxine Sodium, and Fusidic Acid, partially offset by higher revenue due to volume increases for Nitrofurantoin and Argipressin, as well as $6.8 million higher revenue as a result of favourable foreign exchange rates positively impacting translated results.

The Concordia North America segment revenue for the second quarter of 2018 decreased by $12.6 million, or 28%, when compared to the corresponding period in 2017, mainly as a result of lower volumes on key products, including Donnatal®, Plaquenil® authorized generic and Lanoxin® authorized generic, partially offset by higher revenue from Zonegran®.

Gross profit for the second quarter of 2018 and year to date decreased by $16.2 million, or 15%, and $30.5 million, or 13%, respectively, compared to the corresponding periods in 2017 primarily due to the revenue decreases described above.

Gross profit percentage for the second quarter of 2018 and year to date decreased by 1% and 4%, respectively, compared to the corresponding periods in 2017, primarily due to a change in the mix of product sales within both segments.

Operating expenses for the second quarter of 2018 and year to date decreased by $956.2 million, or 88%, and $940.9 million, or 79%, respectively, compared to the corresponding periods in 2017. Operating expenses were lower primarily due to a $979.2 million lower impairment charge on a quarter and year to date basis. Excluding impairments, operating expenses for the second quarter of 2018 and year to date increased by $23.0 million, or 22%, and $38.3 million, or 19%, respectively, compared to the corresponding periods in 2017. The increase in operating expenses for the second quarter of 2018, excluding impairments, is primarily due to $31.1 million higher restructuring related, acquisition and other costs mainly arising from the Company's initiative to realign its capital structure, partially offset by $3.7 million lower amortization charges on intangible assets and $3.8 million lower share-based compensation expense. The increase in operating expenses for the year to date 2018, excluding impairments, is primarily due to $41.4 million higher restructuring related, acquisition and other costs mainly arising from the

Company's initiative to realign its capital structure and $5.2 million higher amortization charges on intangible assets, partially offset by $5.5 million lower share-based compensation expense and $3.4 million lower general and administrative costs.

General and administrative expenses reflect costs related to salaries and benefits, professional and consulting fees, public company costs, travel, facility leases and other administrative expenditures. General and administrative expenses for the second quarter of 2018 and year to date decreased by 14% and 12%, respectively, compared to the corresponding periods in 2017. These decreases are a result of the Company's objective to reduce operating costs across the business, partially offset by unfavourable foreign exchange rate movements impacting translation of general and administrative expenses from the Concordia International segment.

Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and sale of the Company’s broad portfolio of products across the Company's segments. Selling and marketing costs for the second quarter of 2018 and year to date increased by $0.8 million and $0.9 million, respectively, compared to the corresponding periods in 2017, primarily as a result of higher selling and marketing costs associated with the co-promotion agreement for sales of Donnatal® in the Concordia North America segment.

Research and development expenses reflect costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs, quality assurance costs, regulatory compliance and drug safety costs (Pharmacovigilence) of the Company. Research and development costs for the second quarter of 2018 decreased by $0.2 million or 3%, compared to the corresponding period in 2017. This decrease is primarily due to timing of various non-recurring projects, as well as refunds of regulatory fees. Research and development costs for the year to date 2018 decreased by $1.1 million, or 7%, primarily due to refunds of regulatory fees.

The current income tax expense recorded for the second quarter of 2018 and year to date increased by $3.5 million and $2.2 million respectively, compared to the corresponding periods in 2017. Income taxes were higher in 2018 primarily due to higher taxable income when compared to the corresponding periods in 2017, combined with the impact of foreign exchange translation of the income tax expense from the Concordia International segment. The deferred income tax expense recorded for the second quarter of 2018 and year to date increased by $25.7 million and $27.2 million, respectively, and is mainly the result of the reversal of certain temporary differences and movements in the foreign exchange rates.

Adjusted EBITDA for the second quarter of 2018 and year to date decreased by $15.0 million, or 18%, and $27.2 million, or 16%, respectively, compared to the corresponding periods in 2017. These declines are primarily due to lower sales and gross margins from both segments, partially offset by higher foreign exchange rates impacting translated results from the Concordia International segment. Adjusted EBITDA by segment for the second quarter of 2018 and year to date was $49.0 million and $100.7 million, respectively, from Concordia International and $20.4 million and $44.6 million, respectively, from Concordia North America. In addition, during the second quarter of 2018 and year to date, the Company incurred $2.6 million and $6.6 million, respectively, of Corporate costs related to the Corporate Head Office. Corporate expenses decreased by $2.6 million and $4.3 million, respectively, compared to the corresponding periods in 2017, primarily due to lower general and administrative expenses, including professional fees incurred.
As of June 30, 2018, the Company had cash and cash equivalents of $259.5 million, $46.5 million of restricted cash, and 51,283,800 common shares issued and outstanding.

Conference Call Notification
The Company will hold a conference call on Wednesday, August 8, 2018, at 8:30 a.m. ET hosted by senior management. A question-and-answer session will follow the corporate update.

CONFERENCE CALL DETAILS
DATE:	Wednesday, August 8, 2018
TIME:	8:30 a.m. ET
DIAL-IN NUMBER:	(647) 427-7450 or (888) 231-8191
TAPED REPLAY:	(416) 849-0833 or (855) 859-2056
REFERENCE NUMBER:	6789157
This call is being webcast and can be accessed by going to:
https://event.on24.com/wcc/r/1799423/F21E5FA2BC1CB996810D476F399AE8E2
An archived replay of the webcast will be available by clicking the link above.

About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.

Concordia operates out of facilities in Mississauga, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Non-IFRS Measures
This press release makes reference to certain measures that are not recognized measures under International Financial Reporting Standards (“IFRS”). These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute to the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA, and adjusted gross profit to provide investors with supplemental information of the Company’s operating performance and thus highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, to assess its ability to meet future debt service requirements, in making capital expenditures, and to consider the business’s working capital requirements. Readers are cautioned that the non-IFRS measures contained herein may not be appropriate for any other purpose.

Adjusted Gross Profit
As used herein, adjusted gross profit is defined as gross profit adjusted for non-cash fair value increases to the cost of acquired inventory from a business combination. Under IFRS, acquired inventory is required to be written-up to fair value at the date of acquisition. As this inventory is sold the fair value adjustment represents a non-cash cost of sale amount that has been excluded in adjusted gross profit in order to normalize gross profit for this non-cash component.

	Three months ended		Six months ended
(in $000’s)	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017
Gross profit per financial statements	95,087	111,312	196,193	226,727
Add back: Fair value adjustment to acquired inventory	—	—	—	311
Adjusted Gross profit	95,087	111,312	196,193	227,038

EBITDA
EBITDA is defined as net loss from continuing operations adjusted for net interest and accretion expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.
Adjusted EBITDA
Adjusted EBITDA is defined as EBITDA adjusted for certain charges including costs associated with acquisitions, restructuring initiatives, and other costs (which includes onerous contract costs and direct costs associated with contractual terminations), management retention costs, non-operating gains / losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation expense/recovery, fair value changes including purchase consideration and derivative financial instruments, asset impairments, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA, among other non-IFRS financial measures, as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.
The table below sets forth the reconciliation of net loss from continuing operations to EBITDA and to Adjusted EBITDA for the three and six month periods ended June 30, 2018 and June 30, 2017.

	Three months ended		Six months ended
(in $000’s)	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017
Net loss for the period	(179,954)	(1,010,653)	(235,648)	(1,089,477)

Interest and accretion expense	82,824	94,866	162,946	187,407
Interest income	(546)	(18,643)	(1,252)	(37,122)
Income taxes	(7,901)	(37,103)	(3,197)	(32,614)
Depreciation	440	500	910	988
Amortization of intangible assets	63,766	67,470	129,373	124,187
EBITDA	(41,371)	(903,563)	53,132	(846,631)
Impairment	7,935	987,103	7,935	987,103
Fair value adjustment to acquired inventory	—	—	—	311
Restructuring related, acquisition and other	37,255	6,167	52,749	11,383
Share-based compensation (recovery) expense	(1,341)	2,475	(74)	5,427
Fair value (gain) loss on purchase consideration and derivatives	—	20,140	425	47,646
Foreign exchange (gain) loss	1,053	188	2,394	1,178
Unrealized foreign exchange (gain) loss	70,558	(30,702)	29,552	(40,367)
(Gain) loss on purchase consideration settlement	(7,308)	—	(7,308)	—
Adjusted EBITDA	66,781	81,808	138,805	166,050

Notice Regarding Trademarks
This press release includes trademarks that are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in this press release may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in this press release are the property of their respective owners.

Notice regarding future-oriented financial information:
To the extent any forward-looking statements or forward-looking information in this press release or in statements made during the earnings conference call constitute future-oriented financial information or financial outlooks within the meaning of applicable securities laws, such information is being provided to demonstrate the potential financial performance of the Company and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks.

Future-oriented financial information and financial outlooks (collectively, “FOFI”), as with forward-looking statements and forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under “Notice Regarding Forward-Looking Statements”, a number of which are beyond the Company’s control. In addition, the following is summary of the significant assumptions underlying the FOFI contained in the Company’s earnings disclosure:
•    prescription trends;
•    pricing for the Company’s products;
•    future market demand trends;
•    mix of sales to government and non-government customers;
•    gross profits for each product;
•    foreign currency rates, including translation between the U.S. dollar and the pound sterling;
•    inventory levels;
•    operating cost estimates;
•    ability to develop and market future product launches;
•    anticipated timing of future product launches;
•    cost to develop future products;
•    anticipated timing to exit markets;
•    operating cost synergies realized; and
•    annual cost of current tax by jurisdiction

The FOFI do not purport to present the Company’s financial condition in accordance with IFRS, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. It is expected that there will be differences between actual and forecasted results, and the differences may be material, including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI. The inclusion of the FOFI in the earnings disclosure should not be regarded as an indication that

Concordia considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

Risks and other factors related to FOFI include those risks and other factors referenced in this press release as well as in Concordia’s filings with the Canadian Securities Administrators and the Securities and Exchange Commission, including (a) the factors described under the heading “Forward-looking Statements” in Concordia’s Management’s Discussion and Analysis dated August 8, 2018, for the period ended June 30, 2018 and (b) the factors described under the heading “Risk Factors” in Concordia’s Annual Report on Form 20-F dated March 8, 2018, both of which are available on SEDAR, online at www.sedar.com and on EDGAR, online at www.sec.gov.

Notice Regarding Forward-Looking Statements:
This press release and statements made during the earnings conference call may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to: statements relating to certain documentation to be entered into by Concordia, or that will become effective, upon the implementation of the Recapitalization Transaction, the disclosure of certain documents expected to be entered into by Concordia in connection with the Recapitalization Transaction, management’s forecasts, Concordia's long-term growth strategy, the completion of the proposed Recapitalization Transaction including obtaining any necessary approvals, satisfying any conditions and the expected timing thereof, the progress made with respect to the Recapitalization Transaction, the strength of Concordia’s capital structure and management team, Concordia’s capital structure and aligned management team providing it with the ability to become a leader in European speciality, off-patent medicines, the experience and skillset of Concordia’s management team, the terms of any proposed Recapitalization Transaction, the success of the Recapitalization Transaction, including the successful completion thereof, Concordia emerging from its proposed Recapitalization Transaction as a stronger business, Concordia’s focus on realigning its capital structure, changes to Concordia’s organizational structure, Concordia’s global teams being focussed on leveraging the Company’s diverse portfolio of medicines, global sales platform, and product pipeline in order to support the Company’s long-term growth, the Company's ability to operate in the ordinary course, discussions with Concordia's lenders and their advisors with respect the proposed Recapitalization Transaction, the Recapitalization Transaction reducing the Company's existing debt and interest expense (including the amounts thereof) and positioning the Company for long-term growth, the Company's available liquidity to operate its business and meet its financial commitments (including commitments to employees, customers, suppliers and business partners), the benefits of the Canada Business Corporations Act (“CBCA”) process, proceedings under the CBCA including with respect to CBCA proceedings compared to proceedings under bankruptcy and insolvency statutes, the ability of the CBCA process to protect the Company's business, preserve Concordia's cash and/or give Concordia additional time to reach a consensual transaction, Concordia's intention to make scheduled interest and amortization payments, Concordia's management continuing to lead day-to-day operations, achieving the best possible recapitalization transaction, reaching a consensual transaction with holders of the Company's debt, maximizing Concordia's potential, implementing the CBCA Plan, addressing certain payments as part of a proposed Recapitalization Transaction, protection for the Company and its subsidiaries against defaults and any related steps or actions under CBCA proceedings, the focus on becoming a leader in European specialty, off-patent medicines, Concordia's objectives and priorities, the outlook for 2018, the implementation of Concordia's long term growth strategy (and the timing thereof), the stabilization of Concordia's business, the execution, timing and impact of Concordia's business stabilization objectives, Concordia's liquidity, the improvement of working capital and liquidity based on near term initiatives and efficiencies launched by the Company, Concordia's financial performance (including the performance of its operating segments), the ability of Concordia to execute and deliver on business plans and growth strategies, the ability to drive long-term stakeholder value, the implementation of actions to manage competitive challenges, the Company taking actions to rebuild value for stakeholders (and the ability of Concordia to rebuild value for its stakeholders), optimism about Concordia's future, the growth of

Concordia and the rate of revenue growth, the sources of revenue growth, the stability of Concordia's business (including, without limitation, with respect to its business in certain jurisdictions), the diversification of the Company's geographic and therapeutic platform, product lines and/or sales channels, Concordia's ability to expand globally, Concordia’s pipeline of products, Concordia’s intention to continue to evaluate additional opportunities above and beyond its current pipeline to further increase the Company’s pipeline and portfolio, the intention to launch products, the number of potential product launches, the development and/or approval of new products, the timing of product launches, success of product launches, the size and/or estimated value of the markets in which Concordia has launched or intends to launch products, Concordia's ability to launch first-to-market, second-to-market, early-to-market or difficult-to-make products, potential product launches including first-to-market, second-to-market or early-to-market opportunities for difficult-to-make products, Concordia's network of partners, Concordia's revenue by geography, expected debt levels and leverage, free cash flows, Concordia's debt structure, expected sources of funds (including expected levels of cash on hand and restricted cash), future growth of the Company (including, without limitation, the Company's expansion globally), the ability to pay certain obligations of Concordia, the ability to use the Company's expected cash flow and cash on hand to pay certain future obligations, the Company's cash on hand and cash flows being sufficient to meet the Company's liquidity needs, concentration of Concordia's business, cash on hand after satisfying obligations during 2018, the performance of Concordia's products and segments, the revenue-generating capabilities and/or potential of Concordia's assets, Concordia's financial strength, the continued and/or expected profitability of Concordia's products and/or services, the sales and/or demand for Concordia's products, the deployment of cash towards value creating initiatives (including to fund future acquisitions and the launch of pipeline products, and settle other obligations as they become due), the expansion into new indications and new markets for Concordia's existing and/or future products, Concordia's ability to evaluate growth opportunities on a global scale (and the availability of such opportunities), the ability to expand existing sales of Concordia's products in certain markets, market opportunities for Concordia's products, Concordia's ability to provide patients with safe and efficacious medicines, the safety and efficacy of Concordia's products, the ability to obtain necessary approvals, enrollment of patients into clinical trials, the outcomes and success of clinical trials, Concordia’s intention to reduce operating costs across the business and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Concordia's management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with the proposed Recapitalization Transaction including the inability to complete a proposed Recapitalization Transaction or complete a proposed Recapitalization Transaction in a timely or efficient manner or on the terms set forth in Concordia’s public filings, the Recapitalization Transaction proving to be unsuccessful or not providing Concordia with the capital structure for future growth, the inability of Concordia to enter into the documents described herein with respect to the implementation of the Recapitalization Transaction, including on terms favourable to Concordia, the inability of the Company to obtain the necessary approvals and satisfy conditions to complete the proposed Recapitalization Transaction, the inability to reduce the Company's debt and/or interest payments, the inability to position the Company for long-term growth, the inability of the Company to emerge as a stronger business post-recapitalization, the inability to execute on its long term strategy, the inability of Concordia’s capital structure and management team to execute on Concordia’s strategy, including its goal of becoming a leader in European specialty, off-patent medicines, risks associated with Concordia’s organizational structure, including the ability to retain qualified staff and executives, the inability of Concordia’s current organizational structure and management team to support Concordia’s business, Concordia’s management team lacking the experience or skillset described herein or that is required to execute on the Company’s strategy, the inability of the Company’s global teams to leverage the Company’s diverse portfolio of medicines, global sales platform, and product pipeline in order to support the Company’s long-term growth, the Company's available liquidity being insufficient to operate its business and meet its financial commitments (including commitments to employees, customers, suppliers and business partners), risks associated with proceedings under the CBCA, Concordia's management no longer leading day-to-day operations, the inability to achieve the best possible recapitalization transaction, the inability to reach a consensual transaction with holders of the Company's debt, the inability to maximize Concordia's potential, Concordia's failure to make scheduled interest and amortization payments (which could result in a loss of the protections afforded by the CBCA process (including the stay of proceedings thereunder), the inability to negotiate with Concordia's lenders, the CBCA process not providing the protection sought by Concordia, third parties not complying with the CBCA order and taking steps against Concordia and its subsidiaries, the inability of the CBCA process to preserve Concordia's cash, the inability to implement the CBCA Plan, the risks associated with issuing and allocating new equity including the significant dilution of the Company's outstanding common shares, the value of existing equity following the completion of a recapitalization being limited or having no value, the inability to address certain payments as part of a proposed recapitalization, the inability of CBCA proceedings to protect the Company and its subsidiaries against defaults and any related steps or actions, Concordia defaulting on its obligations (including under its debt agreements) which could result in Concordia having to file for bankruptcy or insolvency, Concordia being put into an insolvency or bankruptcy proceeding, including due to the failure to achieve a consensual transaction in the CBCA process, the Company's inability to become a leader in European specialty, off-patent medicines, Concordia's inability to stabilize its business, Concordia's inability to implement its long term strategic plan or being delayed in implementing such plan, the inability of Concordia to accelerate growth by maximizing its existing assets and future market opportunities, the inability of Concordia to expand its product portfolio (including, without limitation, the inability of Concordia to launch products due to regulatory impediments or competitive market changes), the inability of Concordia to add additional products to its pipeline of products, the inability of Concordia to optimize its operating platform, changes in laws, including tax laws, that could result in Concordia's operating platform being adversely affected, Concordia's inability to strengthen its financial foundation, cash on hand and cash flows from operations being insufficient to meet Concordia's liquidity needs, the inability to implement Concordia's objectives and priorities, which could result in financial strain on the Company and continued pressure on the Company's business, Concordia's securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia's products to treat certain diseases, the pharmaceutical industry and the regulation thereof, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches (including the product launches described herein), risks associated with the integration of assets and businesses into Concordia's business, product launches (including, without limitation, unsuccessful product launches), the inability to develop and/or obtain approvals for new products, the inability to launch products or the delay in launching products, regulatory delays in product approvals, the inability to launch first-to-market, second-to-market, early-to-market or difficult-to-make products, the inability to capture a share of any market in which Concordia has launched or intends to launch its products, the fact that historical and projected financial information may not be representative of Concordia's future results, the failure of Concordia to achieve its forecasts, the failure to obtain regulatory approvals (including, without limitation, with respect to Photofrin® as a new treatment for certain forms of cancer or with respect to the product launches described herein), the FDA permitting unapproved products to remain on the market and compete with Concordia's products (including, without limitation, Donnatal®), economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products (including, without limitation, the product launches described herein), risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia's niche, hard-to-make products and Concordia's key products in its

International and North America segments (including the competitive pressures on some of the products described herein)), general economic and stock market conditions, risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks associated with regulatory investigations (including the current investigations being undertaken by competition authorities with respect to the Company's operations), risks related to the introduction of new legislation, or amendments to existing legislation, in the jurisdictions in which Concordia carries on business (including, without limitation, the U.K. Health Service Medical Supplies (Costs) Act), risks related to patent infringement actions, the loss of intellectual property rights, risks associated with class action litigation, risks associated with Concordia's inability to defend itself in certain legal actions or being found to have violated certain laws (including, without limitation, the regulatory investigations and class actions which Concordia is currently subject to), which may require Concordia to make certain payments in respect of such legal matters or which may result in certain fines being levied against Concordia, Concordia’s inability to reduce operating costs across the business and risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.

1 Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA, adjusted net income, adjusted gross profit, and Adjusted EPS to provide a supplemental measure of operating performance. Please refer to the “Non-IFRS Measures” section of this press release for further information.

For more information please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com

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